UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 5 to
SCHEDULE 13E-3
(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
LIFE SCIENCES RESEARCH, INC.
(Name of the Issuer)
LIFE SCIENCES RESEARCH, INC.
LION HOLDINGS, INC.
LION MERGER CORP.
LAB HOLDINGS LLC
ANDREW H. BAKER
FOCUSED HEALTHCARE PARTNERS, L.L.C.
(Names of Persons Filing Statement)
VOTING COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
532169109
(CUSIP Number of Class of Securities)

Mark L. Bibi	Andrew H. Baker
Secretary and General Counsel	401 Hackensack Avenue,
Life Sciences Research, Inc.	Hackensack, NJ 07601
PO Box 2360, Mettlers Road,	(732) 649-9961
East Millstone NJ 08875-2360
(732) 649-9961
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):
     a. ☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 under the Securities Exchange Act of 1934.
     b. ☐ The filing of a registration statement under the Securities Act of 1933.
     c. ☐ A tender offer.
     d. ☐ None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee **
$103,281,626.70	$5,763.12

*	The transaction valuation was determined based upon the sum of: (a) $8.50 per each of 11,022,979 shares of the voting common stock of Life Sciences Research, Inc. (excluding shares owned by Lion Holdings Inc., Lion Merger Corp. or any direct or indirect wholly owned subsidiary of Lion Holdings, Inc., which includes 2,326,116 shares to be directly or indirectly contributed to Lion Holdings, Inc. by Andrew H. Baker and Focused Healthcare Partners, L.L.C., an entity controlled by Mr. Baker); (b) $8.50 minus the weighted average exercise price of $2.12 per each of 797,540 shares of the voting common stock issuable pursuant to outstanding “in the money” stock options (excluding “in the money” options to be contributed by Mr. Baker to Lion Holdings, Inc.); and (c) $8.50 minus the weighted average exercise price of $1.58 per each of 650,000 shares of the voting common stock issuable pursuant to outstanding “in the money” warrants.

**	In accordance with Securities and Exchange Commission Fee Rate Advisory #5 for Fiscal Year 2009, the filing fee was determined by multiplying the transaction value of $103,281,626.70 by 0.00005580.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,763.12	Filing Party: Life Sciences Research, Inc.
Form or Registration No. Schedule 14A	Date Filed: August 11, 2009

Item 16. Exhibits
SIGNATURES
EXHIBIT INDEX

INTRODUCTION
     This Amendment No. 5 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Amendment”), is being filed with the Securities and Exchange Commission by (1) Life Sciences Research, Inc., the issuer of the shares of voting common stock which are subject to the Rule 13e-3 transaction (the “Company”), (2) Lion Holdings, Inc., a newly formed Delaware corporation (“ Parent”), (3) Lion Merger Corp., a newly formed Maryland corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), (4) LAB Holdings LLC, a newly formed Delaware limited liability company, (5) Andrew H. Baker, the Chairman and Chief Executive Officer of the Company and (6) Focused Healthcare Partners, L.L.C., a New Jersey limited liability company (the persons and entities described in (1) – (6) above, collectively, the “Filing Persons”). This Amendment amends the Transaction Statement, together with the exhibits thereto, originally filed jointly by the Filing Persons with the SEC on August 11, 2009 and as amended to date (the “Transaction Statement”).
     This Amendment and the Transaction Statement relate to the Agreement and Plan of Merger dated as of July 8, 2009, among Parent, Merger Sub and the Company, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of October 20, 2009, among Parent, Merger Sub and the Company (as so amended, the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions contained therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation of the merger.
     On October 28, 2009, the Company filed with the Securities and Exchange Commission a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the Company’s stockholders at which the Company’s stockholders will consider and vote upon a proposal to approve the merger. A copy of the Proxy Statement is incorporated by reference herein as Exhibit (a)(3).
     Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Transaction Statement remains unchanged and this Amendment does not modify any of the information previously reported on the Transaction Statement. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Proxy Statement.
     The information contained in this Amendment and the Proxy Statement concerning the Company was supplied by the Company and no other Filing Person takes responsibility for the accuracy of such information. The information contained in this Amendment and the Proxy Statement concerning any other Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information.
     The filing of this Amendment shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled by” any Filing Person or that any Filing Person is an “affiliate” of the Company within the meaning of Exchange Act Rule 13e-3.
Item 16. Exhibits.
     (a)(1) Letter to Stockholders from Mark L. Bibi, the Secretary and General Counsel of the Company, incorporated herein by reference to the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on October 28, 2009.
     (a)(2) Notice of Special Meeting of Stockholders, incorporated herein by reference to the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on October 28, 2009.

     (a)(3) Proxy Statement of Life Sciences Research, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on October 28, 2009.
     (a)(4) Letter, dated March 3, 2009, from Andrew H. Baker to the Board of Directors of the Company, incorporated herein by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on March 4, 2009.
     (a)(5) Letter to Stockholders from Mark. L. Bibi, the Secretary and General Counsel of the Company, dated November 6, 2009, incorporated herein by reference to the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on November 6, 2009.
     (a)(6) Press release issued by Life Sciences Research, Inc. dated November 6, 2009, incorporated herein by reference to the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on November 6, 2009.
     (b)(1) Debt Financing Commitment Letter, dated July 8, 2009, addressed to Parent from Progress Funding. *
     (b)(2) Debt Financing Commitment Letter, dated July 8, 2009, addressed to Parent from Anchor Sub Funding S.àr.l. *
     (b)(3) Assignment and Assumption of Loan Commitment, dated as of October 1, 2009. *, ***
     (b)(4) Assignment and Assumption Agreement, dated as of October 13, 2009. *, ***
     (b)(5) Assignment and Acceptance, dated September 25, 2009. *, ***
     (b)(6) Assignment and Acceptance, dated October 13, 2009. *, ***
     (c)(1) Financial analysis materials prepared by Plymouth Partners LLC in connection with its presentation to the Special Committee of the Company’s Board of Directors on July 7, 2009. *, ***
     (c)(2) Opinion of Plymouth Partners LLC, dated July 7, 2009, incorporated herein by reference to Appendix B of the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on October 28, 2009.
     (c)(3) Financing Agreement, dated March 1, 2006. *, ***
     (c)(4) Equity Financing Commitment Letter, dated July 8, 2009, addressed to Parent from LAB Holdings LLC. *
     (d)(1) Agreement and Plan of Merger, dated as of July 8, 2009, among Parent, Merger Sub and the Company, incorporated herein by reference to Appendix A of the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on October 28, 2009.
     (d)(2) Limited Guaranty, dated as of July 8, 2009, by LAB Holdings LLC in favor of the Company. *
     (d)(3) Amendment No. 1 to Agreement and Plan of Merger, dated as of October 20, 2009, among Parent, Merger Sub and the Company, incorporated herein by reference to Appendix A-1 of the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on October 28, 2009.

     (f) Not applicable.
     (g) Not Applicable.

*	Previously filed.

***	Material has been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: November 6, 2009

LIFE SCIENCES RESEARCH, INC.
By:	/s/ Mark L. Bibi
	Name:	Mark L. Bibi
	Title:	Secretary and General Counsel

LION HOLDINGS, INC.
By:	/s/ Andrew H. Baker
	Name:	Andrew H. Baker
	Title:	Chief Executive Officer

LION MERGER CORP.
By:	/s/ Andrew H. Baker
	Name:	Andrew H. Baker
	Title:	Chief Executive Officer

LAB HOLDINGS LLC
By:	/s/ Andrew H. Baker
	Name:	Andrew H. Baker
	Title:	Chief Executive Officer

/s/ Andrew H. Baker
Andrew H. Baker

FOCUSED HEALTHCARE PARTNERS, L.L.C.
By:	/s/ Andrew H. Baker
	Name:	Andrew H. Baker
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Letter to Stockholders from Mark L. Bibi, the Secretary and General Counsel of Life Sciences Research, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by Life Sciences Research, Inc. on October 28, 2009.

(a)(2)	Notice of Special Meeting of Stockholders, incorporated herein by reference to the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by Life Sciences Research, Inc. on October 28, 2009.

(a)(3)	Proxy Statement of Life Sciences Research, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by Life Sciences Research, Inc. on October 28, 2009.

(a)(4)	Letter, dated March 3, 2009, from Andrew H. Baker to the Board of Directors of Life Sciences Research, Inc., incorporated herein by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Life Sciences Research, Inc. on March 4, 2009.

(a)(5)	Letter to Stockholders from Mark. L. Bibi, the Secretary and General Counsel of the Company, dated November 6, 2009, incorporated herein by reference to the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on November 6, 2009.

(a)(6)	Press release issued by Life Sciences Research, Inc. dated November 6, 2009, incorporated herein by reference to the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on November 6, 2009.

(b)(1)	Debt Financing Commitment Letter, dated July 8, 2009, addressed to Lion Holdings, Inc. from Progress Funding. *

(b)(2)	Debt Financing Commitment Letter, dated July 8, 2009, addressed to Lion Holdings, Inc. from Anchor Sub Funding S.àr.l. *

(b)(3)	Assignment and Assumption of Loan Commitment, dated as of October 1, 2009. *, ***

(b)(4)	Assignment and Assumption Agreement, dated as of October 13, 2009. *, ***

(b)(5)	Assignment and Acceptance, dated September 25, 2009. *, ***

(b)(6)	Assignment and Acceptance, dated October 13, 2009. *, ***

(c)(1)	Financial analysis materials prepared by Plymouth Partners LLC in connection with its presentation to the Special Committee of the Board of Directors of Life Sciences Research, Inc. on July 7, 2009. *, ***

(c)(2)	Opinion of Plymouth Partners LLC, dated July 7, 2009, incorporated herein by reference to Appendix B of the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by Life Sciences Research, Inc. on October 28, 2009.

(c)(3)	Financing Agreement, dated March 1, 2006. *, ***

(c)(4)	Equity Financing Commitment Letter, dated July 8, 2009, addressed to Parent from LAB Holdings LLC. *

(d)(1)	Agreement and Plan of Merger, dated as of July 8, 2009, among Lion Holdings, Inc., Lion Merger Corp. and Life Sciences Research, Inc., incorporated herein by reference to Appendix A of the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by Life Sciences Research, Inc. on October 28, 2009.

Exhibit No.	Description

(d)(2)	Limited Guaranty, dated as of July 8, 2009, by LAB Holdings LLC in favor of Life Sciences Research, Inc. *

(d)(3)	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 20, 2009, among Lion Holdings, Inc., Lion Merger Corp. and Life Sciences Research, Inc., incorporated herein by reference to Appendix A-1 of the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by Life Sciences Research, Inc. on October 28, 2009.

(f)	Not Applicable.

(g)	Not Applicable.

*	Previously filed.

***	Material has been omitted pursuant to a request for confidential treatment and filed separately with the SEC.